

02003363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 1 2002
365
PROCESSING
WASH, D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Flynn — 617-918-4831
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tiedemann, Henry — Tiedemann & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

65 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Leerink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc., as of December 31, 2001, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

Peter Flynn
my commission expires 2/16/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc.

- Statement of Financial Condition

December 31, 2001

Tiedemann & Associates, P.C.
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors of
Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc.

We have audited the accompanying statement of financial condition of Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Leerink Swann, Garrity, Sollami, Yaffe & Wynn, Inc. as of December 31, 2001 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, investment securities not readily marketable amounting to $1,237,984 (14 percent of stockholders' equity) as of December 31, 2001, have been valued at fair value as determined by management. We have reviewed the procedures applied by management in valuing such investment securities and have inspected underlying documentation, and in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, management's estimate of fair value may differ significantly from the value that would have been used had a ready market existed for the securities, and the differences could be material.

The information contained in the supporting schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Tiedemann & Associates PC

Wellesley Hills, Massachusetts
February 25, 2002

65 Walnut Street • Wellesley Hills, MA 02481 • Telephone 781-235-1099 • Fax 781-235-7449

Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash and cash equivalents	$	1,968,600
Deposits with clearing organizations		100,000
Receivable from broker-dealer and clearing organization		4,233,056
Other trade receivables		1,550,784
Investment securities:		
Marketable, at market value		307,726
Not readily marketable, at estimated fair value		1,237,984
Notes receivable from employees		929,232
Advances to employees		339,597
Prepaid expenses		412,379
Furniture, equipment, and leasehold improvements, net		435,120
Goodwill		584,627
Equity investment in affiliates		10,000
TOTAL ASSETS	$	12,109,105
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at market value	$	211,494
Accrued compensation, employee benefits and payroll taxes		1,627,431
Accounts payable and accrued expenses		877,109
Payable to broker-dealer and clearing organizations		162,402
Current state tax liabilities		34,592
Deferred state tax liabilities		346,936
Total Liabilities		3,259,964
Stockholders' Equity		
Common stock, authorized 8,000,000 shares, $.01 par value 4,992,500 shares issued and outstanding		49,925
Additional paid in capital		2,603,132
Retained Earnings		6,196,084
Total Stockholders' Equity		8,849,141
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	12,109,105

See accompanying notes to financial statements.

The Company is registered with the Securities and Exchange Commission as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through another broker/dealer.

1. *Significant Accounting Policies*

Securities Transactions and Commissions
Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Corporate Finance Fees
Corporate finance fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Corporate finance fees also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Corporate finance fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Notes Receivable from Employees and Advances to Employees
Notes receivable from employees represent loans to brokers in anticipation of their continued employment and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized and may be forgiven at some future date upon reaching specified productivity goals. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees.

Investments in Affiliates
The Company's investments in two 50% owned affiliates, Medacorp, Inc. and Advanced Technology Partners, Inc. (ATP) are accounted for using the equity method. On December 31, 2001, the Company completed a merger with Medacorp, Inc. (Refer to Note 2).

Investment Securities
Marketable securities are valued at quoted market value. The resulting difference between cost and fair value is included in income. At December 31, 2001, all marketable securities owned were stocks.

Marketable securities sold but not yet purchased consist of trading securities at quoted market value. At December 31, 2001, all securities sold, not yet purchased were common stocks.

The Company values its investments in stock and warrants of companies that are not readily marketable at an estimated fair value. For various warrants to purchase stock, the Company estimates value using the Black-Scholes model. The Company has discounted the estimated value of the warrants calculated using Black-Scholes based on considerations for liquidity, SEC registration, volatility and lack of substantial operating histories of these companies. For various private stock purchases not accounted for under the equity method, the Company estimates the fair value, based on updated financial information from the companies. Unrealized gains and losses on these investments are included in revenues.

Depreciation and Amortization
Furniture and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the respective assets; ranging from five to seven years. Leasehold improvements are amortized over the remaining lease term.

1. *Significant Accounting Policies (continued)*

Taxes

Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provides that, in lieu of federal corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income. For state income tax purposes, the Company is organized as a Massachusetts business trust, and, as a result, is subject to tax on the Trust and the Company's Massachusetts taxable income. The Company is charged or credited through intercompany accounts for its proportionate share of Massachusetts state income taxes. The income tax provision reflects the Company's state income tax liability and expense.

The Company reports under the provisions of Statement of Financial Standards No. 109, "Accounting for Income Taxes"(FAS 109), which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect state taxable income. For purposes of these financial statements, income is recognized as it is earned and expenses are recorded when incurred. Deferred state income taxes have been recorded to reflect the differences between the tax bases of assets and liabilities and their financial reporting amounts.

Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Bear Stearns Securities Corporation. Statement of Financial Accounting Standards No. 105 identifies these items as concentrations of credit risk requiring disclosure, regardless of the degree of risk. The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Bear Stearns Securities Corp. are usually collected weekly.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Accordingly, actual results could differ from those estimates.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued FAS 141, "Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 addresses the financial accounting and reporting for business combinations. This new standard requires that all business combinations be accounted for by the purchase method and intangible assets be recognized as assets apart from goodwill. The provisions of FAS 141 are effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later.

1. *Significant Accounting Policies (continued)*

FAS 142 addresses financial accounting for goodwill and other intangible assets subsequent to their acquisition. FAS 142 requires that a recognized intangible asset be amortized over its useful life unless that life is determined to be indefinite. FAS 142 also requires that goodwill not be amortized but tested for impairment on an annual basis and between annual tests in certain circumstances. The provisions of FAS 142 are effective for fiscal years beginning after December 15, 2001.

During 2001, the Company adopted FAS 141 and accounted for the goodwill recognized in the merger with Medacorp, Inc. in accordance with FAS 142.

Reclassifications
Certain prior year balances have been reclassified to conform to the current year's presentation.

2. *Business Combination*

On December 31, 2001, the Company completed a merger with one of its affiliates, Medacorp, Inc. ("Medacorp") in exchange for 367,500 shares of common stock of the Company. The acquisition was accounted for using the purchase method of accounting. A portion of the purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair value at the date of the acquisition while the balance of $584,627 was recorded as goodwill. Acquisition costs were $128,443.

3. *Investment in Affiliate*

The Company owns 50% of the outstanding stock of Advanced Technology Partners, Inc., a medical consulting organization. At December 31, 2001, the carrying value of this investments is $10,000.

4. *Securities Owned – Not Readily Marketable*

The Company has various investments in stock and warrants of companies that are not traded on any stock exchange. Other investments in not readily marketable securities are valued at $350,000.

As part of compensation from various corporate financing transactions, the Company receives warrants. The Company valued these warrants at December 31, 2001 at $ 887,984.

5. *Furniture, Equipment and Leasehold Improvements*

At December 31, 2001, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 174,832
Equipment	769,691
Leasehold Improvements	338,837
	1,273,360
Less: Accumulated Depreciation and Amortization	(838,240)
	$ 435,120

6. *Income Taxes*

The Company uses the cash method for income tax purposes. The deferred taxes to be paid in future years is calculated at 5.6% (the applicable Massachusetts tax rate for corporate trusts) on the difference between the financial and tax bases for assets and liabilities and is included as part of deferred tax liabilities.

The 2001 provision for income taxes consists of the following:

Current state taxes	$ 70,431
Deferred state taxes	112,635
Total income tax expense	$ 183,066

Deferred state tax assets and liabilities consist of the following:

Deferred tax assets	$ 12,772
Deferred tax liabilities	(359,708)
Total net deferred state tax liabilities	$(346,936)

7. *Common Stock*

On December 31, 2001, the Company reorganized and exchanged the 4,992,500 outstanding shares of common stock of the Company for an equal number of shares of beneficial interests in Leerink Swann Massachusetts Business Trust (the "Trust"), a Massachusetts business trust.

The Company makes annual distributions to shareholders based on the previous year's taxable income. In 2001, the Company distributed $137,085 based on the Company's 2000 taxable income.

8. *Related Party Transactions*

Medacorp, Inc.

The Company paid for all overhead and occupancy costs on behalf of Medacorp. In exchange, Medacorp paid for certain polling costs on behalf of the Company. The Company charged Medacorp $412,336 for compensation, benefits, payroll taxes and travel and entertainment expenses related to Medacorp consulting assignments completed by the Company's employees.

Leerink Swann Asset Management, Inc.

Leerink Swann Asset Management, Inc. ("LSAM") is a related entity by common ownership and control. During 2001, the Company was reimbursed $101,028 for overhead, reimbursement of income taxes and reimbursement of commissions paid on behalf of LSAM.

9. *Stock Option Plans*

During 2001, the Company adopted Stock Option Plans (the "SOP") under which options have been granted to employees of the Company to purchase shares of the Company's common stock at prices determined by the Company's Board of Directors. Options generally vest over a five-year period and expire ten years from the date of grant, with the majority of the options expiring in the year 2011.

As permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS No. 123"), the Company has accounted for options granted to employees using the intrinsic value method prescribed by Accounting Practice Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has granted options with an exercise price that is equal to or greater than management's estimate of the fair value of such common stock at the date of grant, and accordingly, the Company has recorded no related compensation expense.

The following table summarizes the status of the Company's stock option plan as of December 31, 2001:

	Shares	Exercise Price
Options:		
Granted	439,000	$1.38
Exercised	0	
Forfeited	24,500	$1.38
Options outstanding at December 31, 2001	414,500	$1.38
Options vested at December 31, 2001	88,167	

On December 31, 2001 prior to the reorganization to the Trust, 375,000 stock options were granted to an employee. As of February 25, 2002, the Board of Directors had not determined the value of these options.

On December 31, 2001, under the same terms and conditions, the Trust assumed the Company's stock option plans.

10. *Profit Sharing and Retirement Plan*

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. The Company also maintains a salary reduction agreement under Internal Revenue Code section 401(k). There were no Company contributions to either plan in 2001.

11. *Commitments and Contingent Liabilities*

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The lease for the office space requires minimum annual rental payments and clauses for operating costs adjustments.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2002	$140,239
2003	25,891
2004	14,355
	$180,485

During 2001, a suit was filed against the Company by a former employee alleging that the Company breached an employment contract. The suit requests damages of $962,500. Management plans to vigorously contest this suit and believes that the loss, if any, resulting from the suit will not have a material impact on the Company's financial position, results of operations, or cash flows in future years.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $790,947, which was $446,947 in excess of its required net capital of $344,000. The Company's ratio of aggregate indebtedness to net capital was 3.416 to 1.

13. Reserve Requirement Pursuant to Rule 15c3-3

The Company is exempt from the provisions of Securities and Exchange Rule 15c3-3 under the exemptive provision under paragraph (k)(2)(B) as all transactions with and for customers are cleared by other brokers on a fully disclosed basis.

Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Schedule I

Stockholders' Equity per Statement of Financial Condition	$	8,849,141
Add:		
Deferred state tax liability on non-allowable assets		254,840
Less: non-allowable assets		
Receivables aged over 30 days		(2,716,700)
Other trade receivables		(1,550,784)
Notes receivable from and advances to employees and officers		(1,268,829)
Securities, not readily marketable		(1,237,984)
Furniture, equipment, and leasehold improvements		(435,120)
Prepaid expenses		(412,379)
Other assets		(594,627)
Non-allowable Assets		(8,216,423)
Net capital before haircuts on securities positions		887,558
Haircuts on securities - marketable equity securities		(66,343)
Undue concentration		(30,268)
Net Capital	$	790,947
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	877,109
Accrued compensation, employee benefits and payroll taxes		1,627,431
Payable to broker-dealer and clearing organizations		162,402
Current state taxes payable		34,592
Aggregate Indebtedness	$	2,701,534
Minimum Net Capital Required	$	344,000
Excess Net Capital	$	446,947
Excess Net Capital at 1000% (Net Capital less 10% of Aggregate Indebtedness)	$	520,794
Ratio of Aggregate Indebtedness to Net Capital		3.416 to 1

See accompanying notes to financial statements.

Leerink, Swann, Garrity, Sollami, Yaffe & Wynn, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Schedule I, continued

Reconciliation with Company's Computation		
Net capital, as reported in Company's Part II FOCUS Report	$	979,454
Deferred taxes related to non-allowable assets		254,840
Adjustment for Medacorp merger		70,000
Allowable receivables		18,027
Undue Concentration		9,107
State income tax adjustment		(34,592)
Reclassify non-allowable debits from aggregate indebtedness		(107,879)
Additional deferred taxes		(148,010)
Accrued bonus		(250,000)
Net Capital Per Above	$	790,947

See accompanying notes to financial statements.